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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20 )*

United Auto Group, Inc.
(Name of Issuer)
Common Stock (Par Value $0.0001 Per Share)
(Title of Class of Securities)
909440 10 9
(CUSIP Number)
Robert H. Kurnick, Jr.
Executive Vice President
United Auto Group, Inc.
2555 Telegraph Rd.
Bloomfield Hills, MI 48302
248-648-2550
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	909440 10 9	Page	2	of	17

1	NAMES OF REPORTING PERSONS: S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): International Motor Cars Group I, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

	Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,592,792

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,592,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,465,278(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑

	(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group I, L.L.C. without regard to such group status is 7,592,792, representing 16.2% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9	Page	3	of	17

1	NAMES OF REPORTING PERSONS: S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): International Motor Cars Group II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

	Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		64,490

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		64,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,465,278(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑

	(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group II, L.L.C. without regard to such group status is 64,490, representing less than 1% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9	Page	4	of	17

1	NAMES OF REPORTING PERSONS: Penske Capital Partners, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

	Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,657,282

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,657,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,465,278(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑

	(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Capital Partners, L.L.C. without regard to such group status is 7,657,282, representing 16.4% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9	Page	5	of	17

1	NAMES OF REPORTING PERSONS: S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): James A. Hislop

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

	Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,815,719

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		158,437

WITH	10	SHARED DISPOSITIVE POWER:

		7,657,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,465,278(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑

	(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by James A. Hislop without regard to such group status is 7,815,719, representing 16.7% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9	Page	6	of	17

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Roger S. Penske

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

	Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		518,663

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,788,178

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		625,720

WITH	10	SHARED DISPOSITIVE POWER:

		18,351,303

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,465,278(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑

	(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Roger S. Penske without regard to such group status is 19,306,841, representing 40.8% of the Voting Common Stock deemed to be outstanding for this purpose.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9	Page	7	of	17

1	NAMES OF REPORTING PERSONS:

	S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Penske Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	W C

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

	Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,609,282

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		18,172,407

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,465,278(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑

	(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 18,609,282, representing 39.7% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

          This Amendment No. 20 (the “Amendment”) amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company (“IMCG I”), International Motor Cars Group II, L.L.C., a Delaware limited liability company (“IMCG II”) and together with IMCG I, the “Purchasers”), Penske Capital Partners, L.L.C., a Delaware limited liability company (“PCP”), Penske Corporation, a Delaware corporation (“Penske Corporation”) (collectively, the “Penske Entities”), Roger S. Penske and James A. Hislop (all such persons, the “Reporting Persons”) with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002, Amendment No. 16 filed on April 9, 2003, Amendment No. 17 filed on April 29, 2003, Amendment No. 18 filed on August 5, 2003, and Amendment No. 19 filed on February 16, 2004 (the “Schedule 13D”), relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”), of United Auto Group, Inc., a Delaware corporation (the “Company”). Information reported in the Statement remains in effect except to the extent that is amended, restated or superseded by information contained in this Amendment No. 20 or a prior amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
          This Amendment is being filed to reflect the following transactions:
•	On January 25, 2006, each of the Reporting Persons respectively entered into a Lock-Up Letter Agreement (the “Lock-Up Letter Agreements”) with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Thomas Weisel Partners, LLC (“Thomas Weisel”).

•	On November 29, 2004, James A. Hislop sold 50,000 shares of Voting Common Stock in an open market transaction.

•	On February 24, 2005, Mr. Hislop sold 25,000 shares of Voting Common Stock in an open market transaction.

•	On July 12, 2005, Mr. Hislop was awarded 1,000 shares of Restricted Stock vesting over three years.

•	On July 12, 2005, Mr. Penske was awarded 18,663 shares of Restricted Stock vesting over four years.

•	On July 1, 2004, Mr. Penske was awarded 7,500 shares of Restricted Stock vesting over four years.

•	An aggregate of 436,875 shares of Voting Common Stock received by the Holders are currently subject to the Transfer Rights Agreement, reflecting the release of certain holders from those agreements.
          Item 5. Interest in Securities of the Issuer.
          Based on information provided by the Company, there were 46,876,405 shares of Voting Common Stock outstanding as of January 13, 2006.
(a)	As of January 31, 2006:
•	In aggregate, the Reporting Persons beneficially own an aggregate of 19,465,278 shares of Voting Common Stock, which constitutes approximately 41.1% of the 47,336,405 shares of Voting Common Stock deemed to be outstanding for this purpose.

•	IMCG I beneficially owns 7,592,792 shares of Voting Common Stock, representing 16.2% of the 46,876,405 shares of Voting Common Stock outstanding;

•	IMCG II beneficially owns 64,490 shares of Voting Common Stock, representing less than 1% of the 46,876,405 shares of Voting Common Stock outstanding;

•	Penske Corporation beneficially owns 18,609,282 shares of Voting Common Stock, representing 39.7% of the 46,876,405 shares of Voting Common Stock outstanding;

•	PCP beneficially owns 7,657,282 shares of Voting Common Stock, representing 16.4% of the 46,876,405 shares of Voting Common Stock outstanding;

•	Roger S. Penske beneficially owns 19,306,841 shares of Voting Common Stock, representing 40.8% of the 19,306,841 shares of Voting Common Stock outstanding;

•	James A. Hislop beneficially owns 7,815,719 shares of Voting Common Stock, representing 16.7% of the 46,876,405 shares of Voting Common Stock outstanding.
          In accordance with Rule 13d-3(d)(1) of the Exchange Act, the number of shares of Voting Common Stock deemed to be outstanding for purposes of calculating the beneficial ownership of the Reporting Persons in the aggregate and Roger S. Penske individually includes 460,000 shares of Voting Common Stock issuable upon the exercise of options previously issued to Roger Penske.
          As of January 31, 2006, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 40.5% of the voting power with respect to matters coming before the holders of the Voting Common Stock.

(b)	As of January 31, 2006:
•	IMCG I has the shared power to direct the vote of 7,592,792 shares of Voting Common Stock;

•	IMCG II has the shared power to direct the vote of 64,490 shares of Voting Common Stock;

•	Penske Corporation has the shared power to direct the vote of 18,609,282 shares of Voting Common Stock;

•	PCP has the shared power to direct the vote of 7,657,282 shares of Voting Common Stock;

•	Roger S. Penske has the sole power to direct the vote of 58,663 shares of Voting Common Stock, and, upon the exercise of options to purchase 460,000 shares of Voting Common Stock previously granted to Roger S. Penske, will have the sole power to direct the vote of an aggregate of 518,663 shares of Voting Common Stock and shared power to direct the vote of 18,788,178 shares of Voting Common Stock; and

•	James A. Hislop has the shared power to direct the vote of 7,657,282 shares of Voting Common Stock.
As of January 31, 2006:
•	IMCG I has the shared power to direct the disposition of 7,592,792 shares of Voting Common Stock;

•	IMCG II has the shared power to direct the disposition of 64,490 shares of Voting Common Stock;

•	Penske Corporation has the shared power to direct the disposition of 18,172,407 shares of Voting Common Stock;

•	PCP has the shared power to direct the disposition of 7,657,282 shares of Voting Common Stock;

•	Roger S. Penske has the sole power to direct the disposition of 165,720 shares of Voting Common Stock, and upon the exercise of options to purchase 460,000 shares of Voting Common Stock previously granted to Roger S. Penske, will have the sole power to direct the disposition of an aggregate of 625,720 shares of Voting Common Stock and shared power to direct the disposition of 18,351,303 shares of Voting Common Stock; and

•	James A. Hislop has the sole power to direct the disposition of 158,437 shares of Voting Common Stock and the shared power to direct the disposition of 7,657,282 shares of Voting Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
On January 25, 2006, each of the Reporting Persons respectively entered into a Lock-Up Letter Agreements with Merrill Lynch and Thomas Weisel. Under the Lock-Up Letter Agreements, among other things, during a period of 90 days from January 25, 2006, subject to certain exceptions, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether owned by the Reporting Persons on the date of the Lock-Up Letter Agreements or thereafter acquired by the Reporting Persons or with respect to which the Reporting Persons had on the date of the Lock-Up Letter Agreements or thereafter acquired the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.
Item 7. Material to be filed as Exhibits.

Exhibit 42	Form of Lock-Up Letter Agreement, dated January 25, 2006, among the Reporting Persons, Merrill Lynch Thomas Weisel.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 31, 2006

INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

By:	PENSKE CAPITAL PARTNERS, L.L.C.
Its Managing Member

	By:	/s/ James A. Hislop

James A. Hislop
President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 31, 2006

INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

By:	PENSKE CAPITAL PARTNERS, L.L.C.
Its Managing Member

	By:	/s/ James A. Hislop

James A. Hislop
President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 31, 2006

PENSKE CAPITAL PARTNERS, L.L.C.

By:	/s/ James A. Hislop

James A. Hislop
President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 31, 2006

/s/ James A. Hislop

James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 31, 2006

/s/ Roger S. Penske

Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 31, 2006

PENSKE CORPORATION
By:	/s/ Robert H. Kurnick, Jr.
	Name:	Robert H. Kurnick, Jr.
	Title:	President

EXHIBIT 42
FORM OF LOCK-UP LETTER AGREEMENT

January 25, 2006
MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated,
THOMAS WEISEL PARTNERS LLC
c/o Merrill Lynch & Co.
     Merrill Lynch, Pierce, Fenner & Smith
     Incorporated
4 World Financial Center
New York, New York 10080

Re:	Proposed Offering by United Auto Group, Inc.

Dear Sirs:
     The undersigned, a stockholder and an officer and/or director of United Auto Group, Inc., a Delaware corporation (the “Company”), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Thomas Weisel Partners LLC (together, the "Initial Purchasers”) propose to enter into a Purchase Agreement (the “Purchase Agreement”) with the Company and the Guarantors party thereto(as defined in the Purchase Agreement) providing for the offering (the “Offering”), pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) of Convertible Senior Subordinated Notes due 2026 of the Company (the "Initial Securities”) and the grant by the Company and the Guarantors to the Initial Purchasers of the option to purchase additional Convertible Senior Subordinated Notes due 2026 (the “Option Securities”). The Initial Securities, together with the Option Securities, are collectively referred to as the “Securities”. In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder and an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Initial Purchaser that, during a period of 90 days from the date of the Purchase Agreement (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s common stock $0.0001 par value (the “Common Stock”) or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.
     Notwithstanding anything herein to the contrary, the foregoing shall not be deemed to restrict the undersigned with respect to (1) the exercise of options to acquire shares of Common Stock, (2) the disposition or sale of shares of Common Stock to the Company, (3) the sale, when combined with all other sales by the undersigned and any person listed on Schedule A hereto, of up to 40,000 shares of Common Stock (without double-counting the number of any shares sold or disposed under two preceding paragraphs of (1) and (2) hereof), (4) shares of Common Stock that have been pledged by the undersigned in favor of a financial institution prior to the date hereof, or (5) the entering into of any written trading plan or agreement (“Rule 10b5-1 Plan”) with a broker designed to comply with Rule 10b5-1(c)(1)

promulgated pursuant to the Securities Exchange Act of 1934, as amended, provided that any such Rule 10b5-1 Plan shall specify that any sales of Common Stock sold for the undersigned’s benefit pursuant to the Rule 10b5-1 Plan shall not occur prior to the expiration of the Lock-Up Period.
     Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of Merrill Lynch, provided that (1) Merrill Lynch receives a signed lock-up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, and (2) except with respect to clause (iv) below, any such transfer shall not involve a disposition for value:
     (i) as a bona fide gift or gifts; or
     (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or
     (iii) as a distribution to limited partners or stockholders of the undersigned; or
     (iv) to the undersigned’s affiliates or any entity under common control with the undersigned or to any investment fund or other entity controlled or managed by the undersigned.
     Furthermore, during the Lock-Up Period, the undersigned may sell shares of Common Stock of the Company purchased by the undersigned on the open market following the Offering if and only if (i) such sales are not required to be reported in any public report or filing with the Securities Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.
     The aggregate amount of Lock-Up Securities transferred by the undersigned pursuant to the preceding paragraph shall not exceed 40,000 shares.
     The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.
     If the Company notifies you in writing that it does not intend to proceed with the offering of the Securities, or for any reason following the execution of the Purchase Agreement it shall be terminated prior to the time of purchase in accordance with the terms of the Purchase Agreement, this letter agreement shall be terminated and the undersigned shall be released from its obligations hereunder.

Very truly yours,

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